Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not adhered to the optional system

for the mandatory acquisition of shares in a public offering”

CUIT 30-70496280-7

Buenos Aires

August 3, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are pleased to write to you in compliance with the provisions set forth by said Commission in order to inform you that the Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (the “Company”) was held on August 2, 2012 at 11:25 a.m. and presided by Mr. Eduardo Escasany. This meeting was attended by 51 shareholders (the “Shareholders”), of which 18 were present in person and 33 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 636,871,972 class “B” ordinary shares, with each share entitled to one vote, which represented both a capital stock value of 636,871,972 pesos and 636,871,972 votes, and which resulted in a quorum of 73.96%.

Pursuant to the requirements of Section 4, Chapter II of Bolsa de Comercio de Buenos Aires regulations, the summary of the resolutions adopted with respect to each item of the agenda of August 2, 2012 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was approved that the following three shareholders sign the minutes: Messrs. Arturo Santillán and Adolfo Tamini and Mrs. Carmen Galán.

SECOND ITEM OF THE AGENDA: “Ratification to increase the amount of the Global Program of simple, short, mid-and/or long term Notes, non-convertible into shares for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US Dollars) or the equivalent thereof in another currency, in the sum of up to US$ 40,000,000 (forty million US Dollars) or its equivalent in any other currency, bringing the program to the sum of US$ 100,000,000 (one hundred million US Dollars) or its equivalent in any other currency. Said extension has been resolved at the Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2010.”

The ratification to increase the amount of the Global Program of simple, short, mid and/or long term Notes was approved in the sum of up to US$ 40,000,000 (forty million US Dollars) bringing the program to the sum of US$ 100,000,000 (one hundred million US Dollars) or its equivalent in any other currency. Such Notes have been authorized to be publicly offered by the Comisión Nacional de Valores (National Securities Commission) by Resolution N° 16.113 dated April 29, 2012.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not adhered to the optional system

for the mandatory acquisition of shares in a public offering”

CUIT 30-70496280-7

THIRD ITEM OF THE AGENDA: “Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in accordance with the existing rules applicable in order to determine the terms and conditions of the Global Program and Notes to be issued within the same framework.”

It was approved: (i) ratification of the necessary powers, as from the Extraordinary Shareholders´ Meeting held on August 2, 2012, to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in accordance to what has been resolved at the Shareholders’ Meetings held on March 9, 2009 and on April 14, 2010 and (ii) designation to file, both individually and/or jointly, with the corresponding institutions all necessary procedures in order to obtain the authorization to increase the amount of the Global Program and of the Notes to be issued within the same framework.

Sincerely,

Jose Luis Gentile

Attorney-in-fact